May 20, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navidea Biopharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-256093) (as amended, the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Monday, May 24, 2021, at 6:00 a.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905, or Kaoru Suzuki at (513) 352-6569. Please also call Faith L. Charles or Kaoru Suzuki as soon as the Company’s Registration Statement on Form S-1 has been declared effective. Thank you for your attention to this matter.

Sincerely, NAVIDEA BIOPHARMACEUTICALS, INC.

By:	/s/ Jed A. Latkin
Name:	Jed A. Latkin
Title:	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

cc:	Faith L. Charles, Thompson Hine LLP
Kaoru Suzuki, Thompson Hine LLP